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                                                                      EXHIBIT 12

                CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

     STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)


                                                             Years ended September 30
                                                   ---------------------------------------------
                                                    2000      1999     1998      1997      1996
                                                   ------    ------   ------    ------    ------
Earnings:
 Pre-tax income from continuing operations          $157      $113     $159      $112      $277
 Distributed income of affiliated companies            8        19        7        10        11
 Add fixed charges:
  Interest on indebtedness                            33        39       36        37        36
  Portion of rents representative of the
    interest factor                                    4         5        5         5         5
                                                    ----      ----     ----      ----      ----

 Income as adjusted                                 $202      $176     $207      $164      $329

Fixed charges:
 Interest on indebtedness                           $ 33      $ 39     $ 36      $ 37      $ 36
 Capitalized interest                                 --        --       --        --        --
 Portion of rents representative of
   the interest factor                                 4         5        5         5         5
                                                    ----      ----     ----      ----      ----
 Total fixed charges                                $ 37      $ 44     $ 41      $ 42      $ 41

 Ratio of earnings to fixed charges                    5         4        5         4         8
                                                    ====      ====     ====      ====      ====